EXHIBIT 23.1

THE WARNACO GROUP, INC.
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-108744, 333-121771 and 333-125159 on Form S-8 of our reports dated March 2, 2006, relating to the consolidated financial statements and financial statement schedule of The Warnaco Group, Inc. and Subsidiaries (the ‘‘Company’’) and management's report of the effectiveness of internal control over financial reporting, (which report on the consolidated financial statements and financial statement schedule expresses an unqualified opinion and includes explanatory paragraphs relating to 1) the Company's plan of reorganization and emergence from bankruptcy as a new entity on February 4, 2003 and 2) a change in method of accounting for defined benefit pension plans), appearing in this Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2005.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 2, 2006